UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MSC.Software Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

553531104

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, CA 94304

Attn: Chief Financial Officer

Telephone: (650) 935-9500

with copies to:

Steve L. Camahort

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553531104
1.	Names of Reporting Persons. Maximus Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,526,496 **
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104
1.	Names of Reporting Persons. Maximus Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,526,496**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104
1.	Names of Reporting Persons. STG UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,526,496**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,526,496**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104
1.	Names of Reporting Persons. STG III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,526,496**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104
1.	Names of Reporting Persons. STG III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,526,496**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104
1.	Names of Reporting Persons. Dr. Romesh Wadhwani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,526,496**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) IN

**	See Item 5

This Amendment No. 2 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Maximus Holdings Inc., a Delaware corporation (“Parent”), (2) Maximus Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (3) STG UGP, LLC., a Delaware limited liability company (“STG UGP”), (4) STG III GP, L.P., a Delaware limited liability partnership (“STG III GP”), (5) STG III, L.P., a Delaware limited partnership (“STG III”), (6) STG III-A, L.P., a Delaware limited partnership (“STG III-A”) and (7) Dr. Romesh Wadhwani (“Dr. Wadhwani”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons on July 17, 2009, as previously amended. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

All information in this Amendment No. 2 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information.

Item 3.	Source Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On October 2, 2009, Parent obtained a revised equity commitment letter from STG III and STG III-A dated October 2, 2009 (the “New STG Commitment Letter”), pursuant to which, STG III and STG III-A, severally and not jointly (based upon their respective Pro Rata Portions (as defined in the New STG Commitment Letter)), have agreed to contribute, or cause to be contributed, to Parent, at or prior to the consummation of the Merger, immediately available funds in the amount equal to $94,032,081 and $12,472,919, respectively, in exchange for the equity securities described therein, subject to such adjustments in aggregate amounts invested as are contemplated in Exhibit A thereto. The obligations of STG III and STG III-A to fund their respective commitments will expire on the terms and conditions set forth in the New STG Commitment Letter. The New STG Commitment Letter replaces and supersedes the prior commitment letters delivered by STG III and STG III-A, which have been terminated with no continuing liability thereunder.

On October 2, 2009, Parent also obtained a revised equity commitment letter from Elliott Associates and Elliott International dated October 2, 2009 (the “New Elliott Commitment Letter”), pursuant to which, Elliott Associates and Elliott International, severally and not jointly (based upon their respective Pro Rata Portions (as defined in the New Elliott Commitment Letter)), have agreed to transfer, or cause to be transferred to Parent, at or prior to the consummation of the Merger: (a) 6,060,058 shares of Common Stock in the aggregate (as appropriately adjusted to take into account any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization); and (b) immediately available funds in an amount not to exceed $11,838,205 and $17,757,308, respectively, in exchange for the equity securities described therein, subject to such adjustments in aggregate amounts invested as are contemplated in Exhibit A thereto. The obligations of Elliott Associates and Elliott International to fund their respective commitments will expire on the terms and conditions set forth in the New Elliott Commitment Letter. The New Elliott Commitment Letter replaces and supersedes the prior commitment letter delivered by Elliott Associates and Elliott International, which has been terminated with no continuing liability thereunder.

In addition, the Lenders have also provided an amended and restated Senior Secured Credit Facility Commitment Letter dated October 2, 2009 (the “New Debt Commitment Letter”) to Symphony Technology Group, pursuant to which the Lenders, subject to the terms and conditions therein, recommitted to provide an aggregate of $65,000,000 in debt financing, which financing will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, and for general corporate purposes for the operation of the Issuer following the closing of the Merger.

Additionally, Barclays Structured Principal Investing Fund, L.P. (the “Second Lien Lender”) has provided a Second Lien Term Loan Facility Commitment Letter dated October 2, 2009 (the “Second Lien Debt Commitment Letter”) to Symphony Technology Group, pursuant to which the Second Lien Lender, subject to the terms and conditions therein, committed to provide an aggregate of $50,000,000 in second lien debt financing, which financing will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, and for general corporate purposes for the operation of the Issuer following the closing of the Merger.

The proceeds from the New STG Commitment Letter, the New Elliott Commitment Letter, the New Debt Commitment Letter and the Second Lien Debt Commitment Letter, together with the Issuer’s available cash at the closing of the Merger, will be used to fund the aggregate merger consideration and to pay all related fees and expenses.

The foregoing descriptions of the New STG Commitment Letter, the New Elliott Commitment Letter, the New Debt Commitment Letter and the Second Lien Debt Commitment Letter do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 3. Copies of the New STG Commitment Letter, the New Elliott Commitment Letter, the New Debt Commitment Letter and the Second Lien Debt Commitment Letter are filed as Exhibits 99.17, 99.18, 99.19 and 99.20, respectively, hereto.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Elliott Associates, Elliott International, Parent, STG III and STG III-A, entered into an amended and restated agreement dated as of October 2, 2009 (the “New Side Letter”), which amended and restated the Side Letter. Pursuant to the New Side Letter, in the event that any payment obligations of Parent under Section 11.04(c) and 11.04(d) of the Merger Agreement are paid by Parent (or by STG III or STG III-A under the Limited Guarantee), Elliott Associates and Elliott International each, severally and not jointly, agrees to pay its Pro Rata Portion (as defined in the Side Letter) of such fees and/or expenses to Parent (or to STG III or STG III-A, if applicable). In the event that the Issuer pays the Company Termination Fee (as defined in the Merger Agreement), pursuant to the terms of the Side Letter Parent shall pay Manchester Securities Corp., a New York corporation wholly-owned by Elliott Associates, an amount equal to certain expenses incurred by the Elliott Entities and the Elliott Entities’ Pro Rata Portion (as defined in the Side Letter) of the Company Termination Fee, subject to the prior reimbursement of certain expenses of STG III, STG III-A and their affiliates and the payment of a portion of the Company Termination Fee to the Lenders and the Second Lien Lender.

The foregoing description of the New Side Letter does not purport to be complete and is qualified in its entirety by reference to such agreement, which is incorporated by reference in its entirety into this Item 4. A Copy of the New Side Letter is filed as Exhibit 99.21 hereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

99.1	Joint Filing Agreement, dated July 16, 2009, by and among Maximus Holdings Inc., Maximus Inc., STG UGP, LLC, STG III GP, L.P., STG III, L.P., STG III-A, L.P. and Dr. Romesh Wadhwani.*

99.9	Power of Attorney granted by STG UGP, LLC.*

99.10	Power of Attorney granted by STG III GP, L.P.*

99.11	Power of Attorney granted by STG III, L.P.*

99.12	Power of Attorney granted by STG III-A, L.P.*

99.13	Power of Attorney granted by Dr. Romesh Wadhwani*

99.17	Equity and Debt Commitment letter among STG III, L.P., a Delaware limited partnership, STG III-A, L.P., a Delaware limited partnership, and Maximus Holdings Inc., a Delaware corporation, dated October 2, 2009.

99.18	Equity and Debt Commitment letter among Elliott Associates, L.P., a Delaware limited partnership, Elliott International, L.P., a Cayman Islands limited partnership, and Maximus Holdings Inc., a Delaware corporation, dated October 2, 2009.

99.19	Sixth Amended and Restated Debt Commitment Letter among Wells Fargo Foothill, LLC, CapitalSource Bank and Symphony Technology Group, dated October 2, 2009.

99.20	Second Lien Term Loan Facility Commitment Letter among Barclays Structured Principal Investing Fund, L.P. and Symphony Technology Group, dated October 2, 2009

99.21	Amended and Restated Agreement among Maximus Holdings Inc., STG III, L.P., STG III-A, L.P., Elliott Associates, L.P., and Elliott International, L.P., dated October 2, 2009.

*	Filed as an Exhibit to the Reporting Person’s joint Statement on Schedule 13D filed on July 17, 2009, and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2009

MAXIMUS HOLDINGS INC.

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Secretary

MAXIMUS INC.

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Secretary

STG UGP, LLC

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person**

STG III GP, L.P. By: STG UGP, LLC, its general partner

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person**

STG III, L.P. By: STG III GP, L.P., its general partner By: STG UGP, LLC, its general partner

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person**

**	See Powers of Attorney

STG III-A, L.P. By: STG III GP, L.P., its general partner By: STG UGP, LLC, its general partner

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person**

DR. ROMESH WADHWANI

By:	/s/ BRAD MACMILLIN
Name:	Brad MacMillin
Title:	Authorized Person**

**	See Powers of Attorney